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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*
                                        ---

                             Netrix Corporation
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.05 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                641148101
                     ----------------------------------
                              (CUSIP Number)

                             DECEMBER 31, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Page 1 of 10 pages

ITEM 1.

    (a)   Name of Issuer:
          Netrix Corporation
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices:
          13595 Dulles Technology Drive, Herndon, Virginia 22071
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing:

          New Enterprise Associates IV, Limited Partnership ("NEA IV"), and
          New Enterprise Associates V, Limited Partnership ("NEA V")(the "Funds"); NEA Partners IV, Limited Partnership ("NEA Partners IV"), which is the sole general partner of NEA IV, and NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V (the "GPLPs"); and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur
          J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall")(the "General Partners"). The General Partners are individual general partners of NEA Partners IV. Dorman, Kramlich, Marks, McConnell and Newhall are individual general partners of NEA Partners V. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as "Reporting Persons."
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of NEA IV, NEA
          Partners IV, NEA V, NEA Partners V, Dorman, Marks, and Newhall is
          New Enterprise Associates, 1119 St. Paul Street, Baltimore,
          Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490
          Sand Hill Road, Menlo Park, California 94025.
          ---------------------------------------------------------------------

ITEM 4.  OWNERSHIP

    (a) Amount beneficially owned:

    NEA IV is the record owner of 582,009 shares of Common Stock as of
    December 31, 1998 (the "NEA IV Shares"). NEA V is the record owner of 200,000 shares of Common Stock as of December 31, 1998 (the "NEA V Shares"). As the sole general partner of NEA IV, NEA Partners IV may be deemed to own beneficially the NEA IV Shares. As the sole general partner of NEA V, NEA Partners V may be deemed to own beneficially the
    NEA V Shares. By virtue of their relationship as affiliated limited partnerships, certain of whose general partners share some of the same individual general partners, each of the Funds and the GPLPs may be deemed to own beneficially all of the NEA IV Shares and the NEA V Shares for a total of 782,009 shares (the "Record Shares"). Bond, as an individual general partner of NEA Partners IV, may be deemed to own beneficially the NEA IV shares. Dorman, Kramlich, Marks, McConnell and Newhall, as individual general partners of the GPLPs, may be deemed to own beneficially the Record Shares.
    ---------------------------------------------------------------------------

    (b) Percent of class:

    Each Reporting Person other than Bond: 6.8%. Bond: 5.0%. The foregoing percentages are calculated based on the 11,450,654 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Netrix Corporation for the quarter ended September 30, 1998, as adjusted pursuant to Rule 13d-3(d)(1).
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) sole power to vote or to direct the vote

              0 shares for each Reporting Person.
              -----------------------------------------------------------------

                               Page 2 of 10 pages

         (ii) Shared power to vote or to direct the vote:

              782,009 shares for each Reporting Person other than Bond.
              582,009 shares for Bond.
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of:

              0 shares for each Reporting Person.
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of:

              782,009 shares for each Reporting Person other than Bond.
              582,009 shares for Bond.
              -----------------------------------------------------------------

    Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Netrix Corporation except for the shares, if any, that such Reporting Person owns of record.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 10, 1998 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF NETRIX CORPORATION REMAIN UNCHANGED.

                               Page 3 of 10 pages

                                  SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999


NEW ENTERPRISE ASSOCIATES IV, LIMITED PARTNERSHIP

By:  NEA Partners IV, Limited Partnership

By:                 *
    -------------------------------------
           Charles W. Newhall III
           General Partner



NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                 *
    -------------------------------------
    Charles W. Newhall III
    General Partner



NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:  NEA Partners V, Limited Partnership

    By:                 *
        ---------------------------------
        Charles W. Newhall III
        General Partner



NEA PARTNERS V, LIMITED PARTNERS

By:                 *
    -------------------------------------
    Charles W. Newhall III
    General Partner

                *
-------------------------------------
Cornelius C. Bond, Jr.

                *
-------------------------------------
C. Richard Kramlich

                *
-------------------------------------
Arthur J. Marks

                               Page 4 of 10 pages

                *
-------------------------------------
Thomas C. McConnell

                *
-------------------------------------
Charles W. Newhall III

                                       * /s/ Nancy L. Dorman
                                       ------------------------------------
                                       Nancy L. Dorman
                                       on her own behalf and as Attorney-in-Fact

--------------------------------------------------------------------------------
*This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13,
 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.


                               Page 5 of 10 pages

                                                                       EXHIBIT 1
                                                                       ---------

                                  AGREEMENT

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Netrix Corporation.

    EXECUTED this 10th day of February, 1999.


NEW ENTERPRISE ASSOCIATES IV,
LIMITED PARTNERSHIP

By:  NEA Partners IV, Limited Partnership

    By:                 *
        ---------------------------------
        Charles W. Newhall III
        General Partner



NEA PARTNERS IV, LIMITED PARTNERSHIP

By:                 *
    -------------------------------------
    Charles W. Newhall III
    General Partner



NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:  NEA Partners V, Limited Partnership

    By:                 *
        ---------------------------------
        Charles W. Newhall III
        General Partner



NEA PARTNERS V, LIMITED PARTNERSHIP

By:                 *
    -------------------------------------
    Charles W. Newhall III
    General Partner

                *
-------------------------------------
Cornelius C. Bond, Jr.

                *
-------------------------------------
C. Richard Kramlich

                               Page 6 of 10 pages

                *
-------------------------------------
Arthur J. Marks

                *
-------------------------------------
Thomas C. McConnell

                *
-------------------------------------
Charles W. Newhall III

                                       * /s/ Nancy L. Dorman
                                       ------------------------------------
                                       Nancy L. Dorman
                                       on her own behalf and as Attorney-in-Fact

--------------------------------------------------------------------------------
*This Agreement was executed by Nancy L. Dorman pursuant to a Power of Attorney filed with the Securities and Exchange Commission on February 13, 1992, in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as Exhibit 2.


                               Page 7 of 10 pages

                                                                       Exhibit 2
                                                                       ---------

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman and Charles W. Newhall III, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue thereof.

    IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 23rd day of April, 1991.

                                       /s/ Raymond L. Bank
                                       ------------------------------------
                                       Raymond L. Bank

                                       /s/ Thomas R. Baruch
                                       ------------------------------------
                                       Thomas R. Baruch

                                       /s/ Cornelius C. Bond, Jr.
                                       ------------------------------------
                                       Cornelius C. Bond, Jr.

                                       /s/ Frank A. Bonsal, Jr.
                                       ------------------------------------
                                       Frank A. Bonsal, Jr.

                                       /s/ James A. Cole
                                       ------------------------------------
                                       James A. Cole

                                       /s/ Nancy L. Dorman
                                       ------------------------------------
                                       Nancy L. Dorman

                                       /s/ Neal M. Douglas
                                       ------------------------------------
                                       Neal M. Douglas


                               Page 8 of 10 pages

                                       /s/ John W. Glynn, Jr.
                                       ------------------------------------
                                       John W. Glynn, Jr.

                                       /s/ Curran W. Harvey
                                       ------------------------------------
                                       Curran W. Harvey

                                       /s/ Ronald Kase
                                       ------------------------------------
                                       Ronald Kase

                                       /s/ C. Richard Kramlich
                                       ------------------------------------
                                       C. Richard Kramlich

                                       /s/ Robert F. Kuhling
                                       ------------------------------------
                                       Robert F. Kuhling

                                       /s/ Arthur J. Marks
                                       ------------------------------------
                                       Arthur J. Marks

                                       /s/ Thomas C. McConnell
                                       ------------------------------------
                                       Thomas C. McConnell

                                       /s/ Donald L. Murfin
                                       ------------------------------------
                                       Donald L. Murfin

                                       /s/ H. Leland Murphy
                                       ------------------------------------
                                       H. Leland Murphy

                                       /s/ John M. Nehra
                                       ------------------------------------
                                       John M. Nehra

                                       /s/ Charles W. Newhall III
                                       ------------------------------------
                                       Charles W. Newhall III

                                       /s/ Terry L. Opdendyk
                                       ------------------------------------
                                       Terry L. Opdendyk


                               Page 9 of 10 pages

                                       /s/ Barbara J. Perrier
                                       ------------------------------------
                                       Barbara J. Perrier

                                       /s/ C. Vincent Prothro
                                       ------------------------------------
                                       C. Vincent Prothro

                                       /s/ C. Woodrow Rea, Jr.
                                       ------------------------------------
                                       C. Woodrow Rea, Jr.

                                       /s/ Howard D. Wolfe, Jr.
                                       ------------------------------------
                                       Howard D. Wolfe, Jr.

                                       /s/ Nora M. Zietz
                                       ------------------------------------
                                       Nora M. Zietz



                               Page 10 of 10 pages